Direct: 608-284-2226

pkrill@gklaw.com

December 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 for BMO Funds, Inc. (the “Company”)
File No. 333-199874

Ladies and Gentlemen:

This letter responds to oral comments received from you on Wednesday, November 26, 2014 regarding the initial filing of the Company’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of the BMO Aggressive Stock Fund into the BMO Diversified Stock Fund, each a series of the Company. The Company intends to file Pre-Effective Amendment No. 1 to the Company’s Registration Statement on or about Wednesday, December 3, 2014 with a request for acceleration of the Registration Statement so that it may be declared effective on December 5, 2014. What follows are the staff’s comments, followed by the Company’s responses thereto. Capitalized terms not otherwise defined shall have the meanings set forth in the Registration Statement.

The Company understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Part A of Form N-14

1.

Comment: On the cover page of the proxy statement/prospectus, there is a discussion of “How the Reorganization Will Work.” Please confirm supplementally that there have been no changes in the Acquired Fund’s investment strategy in anticipation of the Reorganization.

Response: The Company supplementally confirms that there have been no changes in the Acquired Fund’s investment strategy in anticipation of the Reorganization.

U.S. Securities and Exchange Commission

December 2, 2014

2.

Comment: On the page before the table of contents, there is a discussion regarding the documents to be mailed to Acquired Fund shareholders in connection with the Reorganization. Please confirm that the Acquiring Fund’s prospectus will be mailed to shareholders of the Acquired Fund as part of this package of materials.

Response: The Company supplementally confirms that the Acquiring Fund’s current prospectus will be mailed to Acquired Fund shareholders along with the other materials described in the proxy statement/prospectus.

3.

Comment: On page 2, it states that the Acquiring Fund’s investment objective is non-fundamental and may be changed without shareholder approval. If the Acquiring Fund has a policy to provide shareholders with notice of changes to its investment objective, please indicate the type of notice that is provided.

Response: The Company does not have a policy regarding providing notice to shareholders about changes in a Fund’s investment objective. However, management of the Company anticipates that it will make a judgment based on the individual facts of any changes in this regard and, in doing so, will determine whether advance notice is required and what form the notice would take.

4.

Comment: On pages 7-8, please confirm supplementally whether the prior performance data provided for the Collective Portfolios is intended to comply with the requirements set forth in the MassMutual no-action letter (pub. avail. Sept. 28, 1995). If so, the staff has a number of comments relating to the performance presentation. Alternatively, the prior performance of the Collective Portfolios could be removed, in which case the staff would have no further comments regarding this section.

Response: The Company has removed the prior performance data relating to the Collective Portfolios. In addition, since each Fund’s inception date was May 30, 2014, neither Fund has a full calendar year of performance. Accordingly, no performance data for the Funds is provided.

5.	Comment: On page 15, please add a “share adjustments” column to the capitalization table, as the numbers in the “shares outstanding” column do not foot.

Response: The requested disclosure has been added.

Part B

1.

Comment: On page B-2, in the narrative description of the pro forma effects of the Reorganization, add disclosure to the effect that there are no capital loss carryforwards for either Fund as of 8/31/14 (this is repeated on page 13 of Part A).

U.S. Securities and Exchange Commission

December 2, 2014

Response: The requested disclosure has been added.

2.

Comment: On page B-3, in the first paragraph, second to last line, there is a statement regarding the increase in shares of the Acquiring Fund as a result of the Reorganization. These numbers should correlate to what is stated in the capitalization table (on page 15 of Part A).

Response: The Company supplementally responds that the disclosure on page B-3 regarding the increase in shares is accurate and, as requested above, the Company has added a “share adjustments” column in the capitalization table in Part A to clarify the disclosure.

*   *   *

Please contact the undersigned at (608) 284-2226 if you have further questions regarding the Registration Statement.

Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill

cc:	Ms. Deborah O’Neal-Johnson (SEC)
Working Group